ALPHA TECHNOLOGIES GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 17, 2003

TO THE STOCKHOLDERS OF ALPHA TECHNOLOGIES GROUP, INC.:

The 2003 Annual Meeting of the Stockholders (the "Annual Meeting") of ALPHA TECHNOLOGIES GROUP, INC., a Delaware corporation (the "Company"), will be held at 10:30 AM on Thursday, April 17, 2003, at 750 Lexington Avenue, 27th Floor, New York, NY 10022 for the following purposes:

1. To elect six directors to the Board of Directors who will each serve for a term of one year and until their successors have been elected and qualified; and

2. To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Only stockholders of record at the close of business on March 10, 2003 are entitled to notice of and to vote at the Annual Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, STOCKHOLDERS ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE PROVIDED THEREFOR. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

By Order of the Board of Directors,

Lawrence Butler,
Chairman and Chief Executive Officer

March 12, 2003

ALPHA TECHNOLOGIES GROUP, INC.
11990 San Vicente Boulevard, Suite 350
Los Angeles, CA 90049

PROXY STATEMENT FOR
ANNUAL MEETING OF STOCKHOLDERS

The 2003 Annual Meeting of Stockholders (the "Annual Meeting") of ALPHA TECHNOLOGIES GROUP, INC., a Delaware corporation (the "Company" or "Alpha"), will be held at 10:30 a.m. on Thursday, April 17, 2003, at 750 Lexington Avenue, 27th Floor, New York, NY 10022. The enclosed proxy is solicited on behalf of the Board of Directors of the Company in connection with the Annual Meeting and any adjournments or postponements thereof. This Proxy Statement and the enclosed proxy (the "Proxy Materials") are first being mailed to stockholders of the Company on or about March 14, 2003.

Voting, Proxies and Revocation of Proxies

Shares represented at the Annual Meeting by an executed and unrevoked proxy in the form enclosed will be voted in accordance with the instructions contained therein. If no instructions are given on an executed and returned proxy, the proxy holders intend to vote the shares represented thereby in favor of the proposal to be presented to and voted upon by the stockholders as set forth herein, and in accordance with their best judgment on any other matter which may properly come before the meeting. The Annual Meeting has been called to elect six directors. Management knows of no other business that is currently contemplated to be conducted at the Annual Meeting. Any proxy given by a stockholder may be revoked by such stockholder at any time prior to its exercise by filing a written instrument revoking the proxy with the Secretary of the Company; filing a duly executed proxy bearing a later date with the Secretary of the Company; or attending the Meeting and voting in person. However, mere attendance at the Meeting will not, in and of itself, revoke a proxy.

The cost for the solicitation of proxies is being borne by the Company. Such solicitation is being made by mail and, in addition, may be made by directors, officers and regular employees of the Company, either in person or by telephone, without additional compensation for such services. The Proxy Materials will also be distributed to brokerage houses, fiduciaries, custodians and other like parties for distribution to the beneficial owners of common stock of the Company and the Company will reimburse such parties for their out-of-pocket expenses relating thereto.

Shares Entitled to Vote

The Company's only outstanding class of voting securities is its common stock, $.03 par value (the "Common Stock"). Each share of Common Stock entitles the holder thereof to one vote on matters to be acted upon at the Annual Meeting.

Only stockholders of record at the close of business on March 10, 2003 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. As of the Record Date, there were 7,110,336 shares of Common Stock issued and outstanding.

The stock ledger of the Company (arranged alphabetically, showing the address of each stockholder of record entitled to vote at the meeting and the number of shares registered in the stockholder's name) will be available for inspection at the offices of the Company at 11990 San Vicente Boulevard, Suite 350, Los Angeles, CA 90049 by any stockholder for any purpose germane to the Annual Meeting during ordinary business hours from April 7, 2003 until the Annual Meeting date.

A stockholder who is a beneficial owner, but not a registered owner, as of the Record Date, cannot vote his or her shares except by (i) the stockholder's broker, bank or nominee in whose name the shares are registered executing and delivering a proxy on his or her behalf or (ii) the stockholder attending the Annual Meeting with a proxy or other authorization to vote from the registered owner and voting.

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock authorized to vote will constitute a quorum for the transaction of business at the Annual Meeting.

Election of Directors.   The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors. A properly executed proxy marked "WITHHOLD" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

If you hold your shares in "street name" through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to certain matters. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes" will, however, be counted in determining if there is a quorum.

Item 1.   *Election of Directors*

It is intended that the accompanying proxy, unless marked to the contrary, will be voted in favor of the election of Marshall D. Butler, Lawrence Butler, Richard E. Gormley, Donald K. Grierson, Frederic A. Heim and Robert C. Streiter as directors of the Company for a term of one year, and until their successors are duly elected and qualified or until their earlier death, resignation or removal. Each such person was recommended by the Nominating Committee to stand for re-election.

In the event any of the nominees should become unable or refuse to accept nomination or reelection to serve as a director, the persons named as proxies in the enclosed form of proxy may vote for the election of such person or persons as the Board of Directors of the Company may recommend in the place of such nominee or nominees. All nominees have consented to be named and have indicated their intent to serve if elected. Management knows of no reason why any of these nominees might be unable or refuse to accept nomination or election.

Each of the nominees is a current member of the Board of Directors who holds office until his successor is duly elected and qualified. Set forth below is certain information with respect to all Nominees.

Name	Age	Principal Occupation for Past Five Years
Lawrence Butler	40	Mr. L. Butler has been Chairman and Chief Executive Officer since May 1999. He was President and Chief Executive Officer of Alpha from April 19, 1995 until May 1999. He was an executive vice president of Alpha from September 1994 until April 1995. He has been director, president and sole shareholder of Camelia Group, Inc., the general partner of Dot.Com Partners, L.P., f/k/a Steel Partners, L.P. (private investment partnership), a Delaware limited partnership ("Dot.Com"), since 1990. Lawrence Butler is Marshall Butler's son. Member of the Executive Committee. He has been a Director of the Company since September 1994.
Marshall D. Butler	76	Mr. M. Butler was Chairman of the Board of Alpha from April 26, 1993 until May 1999. From September 22, 1994 through April 19, 1995, Mr. M. Butler served as Chief Executive Officer of Alpha. Mr. M. Butler is currently Chairman of First Israel Mezzanine Fund, which focuses on buyouts of Israeli companies and is a general partner of Israel Infinity Venture Capital, a venture capital fund that invests in Israeli companies. He was a director of AVX Corporation, a manufacturer of ceramic capacitors from 1973 to 1999 and was Chief Executive Officer of AVX Corporation from December 1973 until 1993. Mr. M. Butler was a director of Mass Mutual Corporate Investors from 1994 through 1995, and Mass Mutual Participation Investors from 1989 through 2000. Mr. M. Butler is the father of Lawrence Butler. Member of the Executive, Stock Option, Nominating and Compensation Committees. He has been a Director of the Company since April 1993.

Name	Age	Principal Occupation for Past Five Years
Richard E. Gormley	42	Mr. Gormley has been, since April 2000, a Managing Director of Private Equity Finance for SG Cowen Securities Corporation. From April 1999 until April 2000, Mr. Gormley was Chief Executive Officer of SKYHIGH Records, Inc., a privately held music production company, and also acted as a consultant to technology companies. From September 1996 until April 1999, Mr. Gormley was a Managing Director and Global Head of Debt and Equity Private Placements, 144A Offerings and High Yield Originations for Rabobank International. For more than five years prior thereto, he was a Director of Nesbitt Burns Securities, Inc. Member of the Stock Option, Nominating and Audit Committees. He has been a Director of the Company since May 2001.
Donald K. Grierson	68	Mr. Grierson served as Vice-Chairman of the Board of Alpha from April 1993 through April 1995. From December 7, 1988 until April 26, 1993, Mr. Grierson served as Chairman of the Board of Alpha. For more than the past five years, Mr. Grierson has served as President and Chief Executive Officer of ABB Vetco Gray, Inc., which designs, manufactures, sells and services highly engineered exploration and production equipment used by the worldwide oil and gas industry, primarily for offshore applications. Mr. Grierson currently serves as a director of Parametric Technology Inc., a developer and marketer of software products for the automation of the mechanical design process. Member of the Stock Option, Compensation, Nominating and Audit Committees. He has been a Director of the Company since February 1988.

Name	Age	Principal Occupation for Past Five Years
Frederic A. Heim	76	Mr. Heim has been a private investor for more than the past five years. He served as a director of Encino Savings and Loan, Van Nuys, California, from 1991 through 1994. He was a co-founder and, from 1981 to 1990, a director and Executive Vice President of Computer Memories Incorporated, which manufactured computer disk drives. Member of Audit, Nominating and Compensation Committees. He has been a Director of the Company since April 1993.
Robert C. Streiter	42	Mr. Streiter has been President and Chief Operating Officer of the Company since May 1999. He was president of Uni-Star Industries, Inc. ("Uni-Star"), a subsidiary of the Company, until its sale in July 2000, and has been President of Wakefield Thermal Solutions, Inc., a subsidiary of the Company, since September 21, 1998. From June 1988 to November 1997, Mr. Streiter was employed at AVX Filters Corp. in the positions of Controller, Operations Manager and Plant Manager; and was previously employed at Johanson Dielectrics, Inc. from November 1997, until he left to join Uni-Star. He has been a Director of the Company since May 1999.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE SIX NOMINEES FOR DIRECTOR NAMED IN THIS PROXY STATEMENT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 10, 2003, the number and percentage of outstanding shares of Common Stock of the Company owned beneficially, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), by (i) each stockholder known by the Company to own more than 5% of the outstanding shares of Common Stock; (ii) each director and nominee for director of the Company; (iii) each named executive officer; and (iv) all directors and executive officers, as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power.

Name and Address of Beneficial Owners(1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(2)
Marshall D. Butler(3)(4)	871,009	12.1%
Lawrence Butler(5)	1,644,741	21.8%
Richard E. Gormley	18,334	*
Donald K. Grierson(6)	248,000	3.5%
Frederic A. Heim(3)(7)	70,200	*
Dot.Com Partners, L.P.(8)	695,038	9.8%
Robert C. Streiter(9)	367,214	4.9%
Steve E. Chupik (10)	82,601	1.2%
James J. Polakiewicz (11)	44,740	*
Dimensional Fund Advisors Inc. .... 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401(12)	441,756	6.2%
All Directors and Executive Officers as a Group (8 Persons)(13)	3,346,839	40.8%

* Constitutes less than 1%

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Alpha Technologies Group, Inc., 11990 San Vicente Boulevard, Suite 350, Los Angeles CA 90049.

(2) Includes shares deemed to be beneficially owned by such persons or entities pursuant to Rule 13d-3 promulgated under the Exchange Act because they have the right to acquire such shares within 60 days upon the exercise of options or similar rights or because such persons or entities have or share investment or voting power.

(3) Does not include shares owned by Dot.Com of which Mr. M. Butler and Mr. Heim are each limited partners. Messrs. M. Butler and Heim disclaim beneficial ownership of such shares.

(4) Includes 110,000 shares which Mr. M. Butler has the right to acquire upon the exercise of stock options within 60 days, 125,000 shares which Mr. Butler has the right to acquire upon the exercise of warrants related to a sale and leaseback transaction, and 227,184 shares owned by a trust of which Mr. M. Butler is a trustee.

(5) Includes 695,038 shares owned by Dot.Com, 231,560 shares owned by trusts of which Mr. L. Butler is trustee, 436,668 shares which Mr. L. Butler has the right to acquire upon the exercise of stock options within 60 days and 17,971 shares held for Mr. L. Butler's account in the Company's 401(k) Plan.

(6) Includes 40,000 shares which Mr. Grierson has the right to acquire upon the exercise of stock options within 60 days.

(7) Includes 65,000 shares that Mr. Heim has the right to acquire upon exercise of stock options within 60 days.

(8) Shares owned by Dot.Com are also included in the number of shares reported as beneficially owned by Mr. L. Butler, the president and sole shareholder of the general partner of Dot.com.

(9) Includes 325,001 shares that Mr. Streiter has the right to acquire upon exercise of stock options within 60 days, 14,900 shares owned by Mr. Streiter's spouse as to which Mr. Streiter disclaims beneficial ownership and 3,313 shares held for Mr. Streiter's account in the Company's 401(k) Plan.

(10) Includes 56,934 shares that Mr. Chupik has the right to acquire within 60 days and 13,834 shares held for Mr. Chupik's account in the Company's 401(k) Plan.

(11) Includes 44,740 shares that Mr. Polakiewicz has the right to acquire upon exercise of stock options within 60 days and 3,438 shares held for Mr. Polakiewicz's account in the Company's 401(k) Plan.

(12) Dimensional Fund Advisors Inc. ownership as of December 31, 2002.

(13) Includes 1,093,214 shares which individuals in the group have the right to acquire upon the exercise of stock options which are exercisable within 60 days, 38,556 shares held for the accounts of the individuals in the group in the Company's 401(k) Plan, 695,038 shares held by Dot.Com, 231,560 shares owned by trusts of which Mr. L. Butler is trustee, and 227,184 shares owned by a trust of which Mr. M. Butler is a trustee.

EXECUTIVE OFFICERS OF THE COMPANY

The current executive officers of the Company are as follows:

Name	Age	Position
Lawrence Butler	40	Chairman and Chief Executive Officer
Robert C. Streiter	42	President and Chief Operating Officer
Steve E. Chupik	59	Vice President Administration
James J. Polakiewicz	37	Secretary, Treasurer and Chief Financial Officer

Each officer of the Company holds office until his successor shall be duly elected and qualified or until his earlier death, resignation or removal.

For information concerning Messrs. L. Butler and Streiter see above.

Mr. Chupik has been Vice President Administration of the Company since August 1993; from May 1988, he was Vice President Human Resources of the Company.

Mr. Polakiewicz has been Chief Financial Officer of the Company since September 2001; from January 1995, he was Vice President of Finance for Wakefield Thermal Solutions, Inc., a subsidiary of the Company.

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued for services rendered in all capacities on behalf of the Company during the last three fiscal years to the Company's "Named Executive Officers," the only executive officers who received compensation in excess of $100,000 during the fiscal year ended October 27, 2002.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation Awards	All Other Compensation($)
		Salary($)	Bonus($)	Other($)	Securities Underlying Options/SARs(#)	
Lawrence Butler	2002	245,375	—	—	50,000	16,664(1)
Chairman and Chief	2001	250,250	—	—	125,000	17,550(1)
Executive Officer	2000	241,270	175,000	—	100,000	10,350(1)
Robert C. Streiter	2002	245,375	—	—	100,000	12,700(2)
President and Chief	2001	250,250	—	—	125,000	12,888(2)
Operating Officer	2000	213,750	225,000	—	100,000	10,179(2)
Steve E. Chupik	2002	128,400	—	—	10,000	11,813(4)
Vice President —	2001	128,400	—	12,346(3)	10,000	13,220(4)
Administration	2000	123,150	50,000	—	15,000	10,633(4)
James J. Polakiewicz	2002	127,467	—	—	20,000	4,130(6)
Chief Financial Officer(5)	2001	115,000	10,000	—	20,000	3,690(6)

(1) Represents car allowance of $14,400 and 401(k) Employer Matching Contribution of $2,264 for fiscal 2002; represents car allowance of $14,400 and 401(k) Employer Matching Contribution of $3,150 for fiscal 2001; represents car allowance of $7,200 and 401(k) Employer Matching Contribution of $3,150 for fiscal 2000.

(2) Represents car allowance of $7,200 and 401(k) Employer Matching Contribution of $5,500 for fiscal 2002; represents car allowance and reimbursements of $8,200 and 401(k) Employer Matching Contribution of $4,688 for fiscal 2001; represents car allowance and reimbursements of $5,679 and 401(k) Employer Matching Contribution of $4,500 for fiscal 2000.

(3) Represents accrued vacation payments.

(4) Represents car allowance of $7,200, medical insurance waiver of $1,000 and 401(k) Employer Matching Contribution of $3,613 for fiscal 2002; represents car allowance and reimbursements of $8,200, medical insurance waiver of $1,200 and 401(k) Employer Matching Contribution of $3,820 for fiscal 2001; represents car allowance and reimbursements of $5,523, medical insurance waiver of $1,000 and 401(k) Employer Matching Contribution of $4,110 for fiscal 2000. Mr. Chupik became an officer within the meaning of Section 16 of the Exchange Act effective as of February 22, 2000.

(5) Mr. Polakiewicz became Chief Financial Officer of the Company in September 2001. Amounts reflected on the table above for 2001 representing his compensation for the entire fiscal year.

(6) Represents 401(k) Employer Matching Contributions.

Option Grants in Last Fiscal Year

The following table sets forth information regarding grants of stock options to the Named Executive Officers during the last fiscal year. No SARs were granted by the Company during the last fiscal year.

Name	Options/SARs Granted	% of Options/ SARs Granted to Employees during Fiscal Year(1)	Exercise Price/Share	Expiration Date(2)	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term	
					5% per year	10% per year
Lawrence Butler	50,000	20.2%	$4.98	11/13/06	$ 68,794	$152,017
Robert C. Streiter	100,000	40.4%	4.98	11/13/06	137,588	301,034
Steve E. Chupik	10,000	4.0%	2.50	6/6/07	6,907	15,263
James J. Polakiewicz	10,000	8.1%	2.50	6/6/07	20,666	45,666
	10,000		4.98	11/13/06		

(1) Aggregate for all fiscal year 2002 grants.

(2) The options are exercisable as to one-third of the shares one year after the date of the grant, an aggregate of two-thirds of the shares two years after the date of the grant and the remaining one-third of the shares three years after the date of the grant.

Aggregated Option Exercises in Fiscal Year Ended October 27, 2002 and Fiscal Year End Option Values

The following table sets forth information regarding the fiscal year-end value of unexercised options held by such persons. No Named Executive Officers exercised any options during the fiscal year ended October 27, 2002.

	Number of Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value Unexercised In-the-Money Options At FY-End Exercisable/ Unexercisable(1)
Lawrence Butler	433,335/166,665	—
Robert C. Streiter................................	258,334/216,666	—
Steve E. Chupik	60,601/21,666	—
James J. Polakiewicz	34,601/36,665	—

(1) Fair market value at October 27, 2002 was less than exercise price.

Employment Agreements

Effective November 1, 2000, the Company and Mr. L. Butler entered into a three year employment agreement (the "Agreement"). Under the Agreement, Mr. Butler is entitled to a base annual salary of $260,000 for the first year of the term with annual reviews of such base salary by the Board of Directors. In addition, the Agreement provides for an annual bonus based on the Company's earnings from continuing operations before provision for income taxes. Mr. Butler took a voluntary salary reduction equal to 15% of his base salary for a portion of fiscal year 2002.

Effective November 1, 2000, the Company entered into a three year employment agreement with Robert C. Streiter pursuant to which Mr. Streiter is to serve as President and Chief Operating Officer of the Company. Under the agreement, Mr. Streiter is entitled to a base annual salary of not less than $260,000 for the first year of the term with annual reviews of such base salary by the Board of Directors. In addition, the Agreement provides for an annual bonus based on the Company's earnings from continuing operations before provision for income taxes. The agreement provides that in the event of a change in control, Mr. Streiter may terminate the agreement. Mr. Streiter took a voluntary salary reduction equal to 15% of his base salary for a portion of fiscal year 2002.

Compensation of Directors

In 1998, the Company's Board of Directors and stockholders approved an amendment to the Company's 1994 Stock Option Plan to provide for the annual grant on the date of the Annual Meeting of Stockholders for the 1998, 1999 and 2000 fiscal years of options to purchase 10,000 shares to each director who is not an employee of the Company. During 2001, the Company's Board of Directors and stockholders approved an amendment to the Company's 1994 Stock Option Plan to provide for the annual grant of options to purchase 5,000 shares to each director who is not an employee of the Company, elected or reelected, at the Annual Meeting of Stockholders for the 2001 and 2002 fiscal years. In 2002, the Company's Board of Directors and stockholders approved an amendment to the 1994 Plan to provide for annual grants of options to purchase 5000 shares to each director who is not an employee of the Company, elected or reelected at the Annual Meeting of Stockholders for the 2003 and 2004 fiscal year. Such Options, which are not Incentive Stock Options, are exercisable at the fair market value of Common Stock of the Company on the day of the Annual

Meeting, vest one year from the date of the grant and are exercisable until the date that is the earlier of five years from the date of grant or 90 days after the Optionee ceases to be a director of the Company.

The Company issued to Richard E. Gormley, options under the Company's 1994 Stock Option Plan to purchase 25,000 shares of Common Stock of the Company at an exercise price of $5.82 per share, the fair market value of a Common Share of the Company on the date Mr. Gormley was elected as director at the 2001 Annual Meeting. The options are exercisable in three equal installments on each of the first three annual anniversary dates of the grant of the options.

In addition, directors who are not employees of or consultants to the Company will be paid $1,000 for each meeting of the Board of Directors physically attended and $1,000 for each committee meeting physically attended. Directors who are officers of or consultants to the Company will not receive any additional compensation for serving on the Board of Directors or its committees.

Compensation Committee Interlocks and Insider Participation

The Board has a Compensation Committee, which currently consists of Marshall D. Butler, Donald Grierson and Frederic A. Heim. For services to the Company, Marshall Butler, formerly Chairman and Chief Executive Officer of the Company, received compensation of $56,250 in fiscal year 2002.

On October 1, 2002, the Company's wholly-owned subsidiary, Wakefield Thermal Solutions, Inc. ("Wakefield") entered into a sale and leaseback transaction for its 171,235 square foot Pelham, New Hampshire manufacturing facility (the "Property"). Wakefield sold the Property to 33 Bridge Investors, LLC ("33 Bridge"), a newly-formed entity in which Marshall D. Butler, a director of the Company, owns 50% of the equity interest, for a purchase price of $4,750,000. In connection with the sale and leaseback transaction, the Company issued warrants to purchase an aggregate of 250,000 shares of common stock, par value $.03 per share, to the members of 33 Bridge, including warrants to purchase 125,000 shares of Common Stock to Marshall D. Butler, at an exercise price of $1.42 per share. The warrants were valued at approximately $274,000 using the Black Sholes method.

Effective on October 1, 2002, 33 Bridge and Wakefield entered into a lease whereby Wakefield leased from 33 Bridge the Property for 15 years at an initial rent of $630,000 per year with annual increases between 2% and 2.5% per annum. Wakefield is responsible for operating expenses including taxes, utilities, insurance and maintenance. The obligations of Wakefield under the lease are guaranteed by the Company.

The purchase price and other terms of the sale and leaseback transaction were the result of arm's length negotiations between representatives of the Company and representatives of 33 Bridge. The terms of the transaction were approved by the members of the Audit Committee of the Company constituted as a Special Committee of Independent Directors. The Company applied the net proceeds to its $5,000,000 principal payment made on October 1, 2002 pursuant to its Credit Agreement, dated December 26, 2000, as amended (the "Credit Agreement").

COMPENSATION COMMITTEE REPORT

The Compensation Committee (the "Committee") of the Board of Directors consists of three directors, Marshall D. Butler, Donald K. Grierson and Frederic A. Heim. The Stock Option Committee which administers the Company's stock option plans consists of three directors, Donald K. Grierson, Richard E. Gormley and Marshall D. Butler. Marshall Butler does not participate in any decisions regarding stock options granted to executive officers.

The Compensation Committee approves the compensation for the CEO and the COO.

Compensation Policy for Executive Officers

The Committee's policy is that the Company's executive officers should be paid a salary commensurate with their responsibilities, should receive short-term incentive compensation in the form of a bonus tied to the Company's earnings, and should receive long-term incentive compensation in the form of stock options.

The policy with respect to salary of the executive officers, other than the CEO and COO, is that it should be in an amount recommended by the CEO and COO, and the current salary of such executive officers are in the amount so recommended. The considerations entering into the determination by the CEO and COO of the salary for the named executive officers other than the CEO and COO, were the subjective evaluations of the ability and past performance of the executives and their judgment of the executive's potential for enhancing the profitability of the Company. In addition, the Committee's policy is that executive officers should receive short term incentive compensation in the form of bonuses targeted to the Company's earnings.

Mr. Streiter's salary for the fiscal year ended October 27, 2002 was based upon the employment agreement between the Company and Mr. Streiter effective November 1, 2000. That employment agreement provided for a base salary of $260,000 , subject to annual review of such base salary, plus a bonus based upon the Company achieving certain approved targeted earnings.

Bonuses for the executive officers are based upon the Company achieving certain targeted earnings and the executive's position and extent to which executive could contribute to the Company's performance. For fiscal 2002, no bonuses were paid to executive officers because the Company did not achieve the targeted earnings.

The Stock Option Committee's policy is generally to grant options to executives and other key employees under the Company's Stock Option Plans after consideration of the amounts recommended by the CEO and COO. The recommendations of the CEO and COO for option grants reflect the subjective judgement of the CEO and COO of the performance of employees and the potential benefit to the Company from the grant of this form of incentive compensation.

Compensation of the CEO in 2002

For fiscal 2002, Mr. L. Butler's salary was based upon the employment agreement between the Company and Mr. L. Butler which was effective November 1, 2000. No bonus was paid to Mr. L. Butler in fiscal 2002 because the Company did not achieve its targeted earnings. The Committee believes that granting the chief executive officer with stock options best aligns his interests with those of the Company's stockholders.


Marshall D. Butler
Frederic A. Heim
Donald K. Grierson


PERFORMANCE GRAPH

The graph below compares the cumulative total shareholder's return of the common stock of the Company for the last five years with the NASDAQ Composite Index and the Standard & Poor's Electronic Components and Parts Manufacturers. The graph assumes the value of the fixed investment was $100 on October 31, 1997, and that all dividends were reinvested.



Measurement Period	Alpha	NASDAQ Composite	Industry Group
October 31, 1997	100	100	100
October 31, 1998	38	111	131
October 31, 1999	115	186	196
October 31, 2000	225	211	235
October 31, 2001	117	106	26
October 31, 2002	33	83	103

MEETINGS OF BOARD AND COMMITTEES

During the fiscal year ended October 27, 2002, the Board of Directors of the Company held six meetings. The Board of Directors has a standing Audit Committee. See the Report of the Audit Committee below.

The Board of Directors also has a standing Compensation Committee to assist the Board of Directors in reviewing the compensation levels of officers and directors of the Company. The current members of this committee are Marshall D. Butler, Donald K. Grierson and Frederic A. Heim. The Compensation Committee held one meeting in fiscal year 2002. The Company has a Stock Option Committee, which is charged with the function of administering the Company's stock option plans. The members of the Stock Option Committee are Marshall D. Butler, Donald K. Grierson and Richard E. Gormley. The Stock Option Committee met three times during fiscal year 2002.

The Board of Directors has an Executive Committee, which has all authority of the Board of Directors to the extent permissible under Delaware General Corporation law. The Executive Committee consists of

Marshall D. Butler and Lawrence Butler. During fiscal year 2002, the Executive Committee consulted with each other and management frequently.

The Board of Directors has a Nominating Committee which reviews and makes recommendations to the Board regarding potential candidates for nomination as directors. The Nominating Committee seeks potential nominees for nomination as directors in various ways and will consider suggestions submitted by stockholders. Such suggestions, together with appropriate biographical information, should be submitted to the Secretary of the Company. The current members of the Committee are Marshall D. Butler, Frederic A. Heim, Richard E. Gormley and Donald K. Grierson. The Nominating Committee met once in 2002.

Each director participated in more than 75% of the total number of Board of Directors' meetings and Board of Directors' committee meetings held during the fiscal year ended October 27, 2002.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board reviews the results of the yearly audit with the independent auditors, reviews the Company's system of internal controls and procedures and where necessary, investigates matters relating to the audit functions. Each of the Audit Committee members satisfies the definition of independent director as established in the NASDAQ Listing Standards. The Board has adopted a written charter for the Audit Committee. The Audit Committee met four times during fiscal 2002.

The Audit Committee has reviewed the Company's audited consolidated financial statements for the year ended October 27, 2002 and discussed such statements with management and the Company's independent auditors Deloitte & Touche LLP. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States. The Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit and Finance Committees, as amended). The Audit Committee received from Deloitte & Touche LLP the written disclosures required by Independence Standards Board Standard No. 1. Based on the review and discussions with management and the independent accountants described above, the Audit Committee recommended that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended October 27, 2002, filed with the Securities and Exchange Commission.

> Richard E. Gormley
> Donald K. Grierson
> Frederic A. Heim

Audit and Related Fees

Audit Fees.   The Company paid $89,000 to Deloitte & Touche LLP, its independent auditors, for professional services rendered for the audit of the Company's 2002 financial statements and for review of the Company's financial statements included in the Company's Quarterly Reports on Form 10-Q for the first three fiscal quarters of fiscal 2002.

Financial Information Systems Design and Implementation Fees.   There were no fees paid by the Company to Deloitte & Touche LLP for professional services for financial information systems design and implementation fees rendered to the Company in fiscal 2002.

All Other Fees.   The Company paid $71,000 to Deloitte & Touche LLP for services other than those described above, including federal and state income tax preparation and other tax related services.

The Audit Committee has considered whether the provision of the services described above under the headings "Financial Information Systems Design and Implementation Fees" and "All Other Fees" is compatible with maintaining Deloitte & Touche LLP's independence and determined that it is.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and holders of more than ten percent of a registered class of the Company's equity securities, to file reports of ownership of such securities with the Securities and Exchange Commission. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish the Company with copies of all Section 16(a) forms they file. Other than Lawrence Butler and Marshall D. Butler, the Company is not aware of a beneficial owner of more than ten percent of its Common Stock.

Based on a review of the copies of Forms 3, 4 and 5 furnished to the Company, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and ten percent holders were complied within a timely manner during fiscal year 2002.

THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP was appointed the Company's independent public accountants for fiscal 2002. No representative of Deloitte & Touche LLP is expected to be present at the 2003 Annual Meeting of Stockholders. The Company has appointed Deloitte & Touche LLP independent accountants to audit its financial statements for the year ended October 26, 2003.

Effective May 9, 2002, the Company engaged Deloitte & Touche LLP as the independent auditors. The decision to change the Company's independent auditors was recommended by the Audit Committee and approved by the Board of Directors of the Company. The Company dismissed its previous certifying accountant, Grant Thornton LLP ("Grant Thornton") effective May 9, 2002.

Grant Thornton's report on the Company's financial statements for the fiscal years ended October 28, 2001 and October 29, 2000 were unqualified. There were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure during those fiscal years, and in the subsequent interim period through May 9, 2002, the date the relationship ended, which, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement(s) in connection with its Report.

Each of Deloitte & Touche LLP and Grant Thornton has informed the Company that it does not believe that the statements made in this Proxy Statement by the Company with respect to the change in accountants are incorrect or incomplete.

Prior to its engagement as the Company's independent auditors, Deloitte & Touche LLP had not been consulted by the Company either with respect to the application of accounting principles to a specific transaction or the type of audit opinion that might be rendered on the Company's financial statements.

OTHER BUSINESS

The Board of Directors knows of no other business to be acted upon at the meeting. However, if any other business properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the meeting, please complete, sign and date the enclosed form of proxy and return it in the enclosed envelope.

Stockholder's Proposals

From time to time stockholders present proposals which may be proper subjects for inclusion in the Proxy Statement and for consideration at an annual meeting. Stockholders who intend to present proposals at the 2004 Annual Meeting, and who wish to have such proposals included in the Company's Proxy Statement for the 2004 Annual Meeting, must be certain that such proposals are received by the Company's Secretary at the Company's executive offices, 11990 San Vicente Boulevard, Suite 350, Los Angeles, California 90049 not later than November 12, 2003. Such proposals must meet the requirements set forth in the rules and regulations of the Securities and Exchange Commission in order to be eligible for inclusion in the Proxy Statement. Stockholders who intend to present a proposal at the 2004 Annual Meeting but who do not wish to have such proposal included in the Company's Proxy Statement for such meeting must be certain that notice of such proposal is received by the Company's Secretary at the Company's executive offices not later than January 26, 2004.

By Order of the Board of Directors,

LAWRENCE BUTLER,
Chairman and Chief Executive Officer

Dated: March 12, 2003

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 27, 2002 WILL BE SENT WITHOUT CHARGE TO ANY STOCKHOLDER REQUESTING IT IN WRITING FROM: INVESTOR RELATIONS, ALPHA TECHNOLOGIES GROUP, INC., 33 BRIDGE STREET, PELHAM, NH 03076 .